Sysorex Global Holdings Corp.

3375 Scott Blvd., Suite 440

Santa Clara, CA 95054

April 4, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:

Sysorex Global Holdings Corp.

Registration Statement on Form S-1 (File No. 333-191648)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended Sysorex Global Holdings Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement effective on Form S-l (File No. 333-191648) on April 8, 2014 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davidoff Hutcher & Citron, LLP, by calling Elliot H. Lutzker at (646) 428-3288.  The Company hereby authorizes Mr. Lutzker to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sysorex Global Holdings Corp.

By:	/s/ Nadir Ali
Nadir Ali Chief Executive Officer

cc:

Elliot H. Lutzker, Davidoff Hutcher & Citron, LLP

Kevin Friedmann, Richardson & Patel LLP

Ernest M. Stern, Akerman LLP